

August 3, 2010

Mr. Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York  10580

>       **Re:    Jarden Corporation**
>               **Form 10-K for Fiscal Year Ended December 31, 2009**
>               **Filed February 24, 2010**
>               **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>               **Filed April 30, 2010**
>               **Commission File No. 1-13665**

Dear Mr. Franklin:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>                               Sincerely,


>                               Jennifer Thompson
>                               Branch Chief